[redacted]

14048700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
Received
MAR 04 2014
Wash., D.C.
189

SEC FILE NUMBER
8- 66517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHELTER BAY SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8942 SHENENDOAH CIRCLE
(No. and Street)

NAPLES	FLORIDA	34113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN D. FRITZ 239-331-8693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES DELAHUNT & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

4783 Lake Valley Drive Suite 2A	Lisle	Illinois	60532
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN FRITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHELTER BAY SECURITIES, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X
Signature

MEMBER
Title

Notary Public

SERGIO NASCIMENTO
Notary Public State of Florida
Commission# EE 134377
My comm. expires Sept. 28, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHELTER BAY SECURITIES

A LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

James Delahunt and Associates
Certified Public Accountants
4783 Lake Valley Road
Suite 2A
Lisle, Illinois 60532
Phone (773) 297-0018
Fax (773) 326-0812

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Member of Shelter Bay Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Shelter Bay Securities, LLC (the Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a

basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shelter Bay Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

James Delahunt and Associates

Lisle, Illinois

February 23, 2014

Report on Internal Control

To the Managing Member
Shelter Bay Securities, LLC.

In planning and performing our audit of the financial statements and supplemental schedules of Shelter Bay Securities, LLC (the Company), for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(1 1) and for determining compliance with the exemptive provisions of rule 1 5c3 -3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James Delahunt and Associates

Lisle, Illinois

February 23, 2014

Shelter Bay Securities, LLC
Statement of Financial Condition
As of December 31, 2013
All Amounts are in U.S. Dollars

	As of Dec 31, 2013
ASSETS	
Cash	22,523
TOTAL ASSETS	22,523
LIABILITIES & EQUITY	
Current Liabilities	
Accrued expenses	1,489
Total Current Liabilities	1,489
Total Liabilities	1,489
MEMBERS CAPITAL	
Members Capital	21,034
TOTAL LIABILITIES & EQUITY	22,523

The accompanying notes are an integral part of these financial statements.

Shelter Bay Securities, LLC
Statement of Income
For the Year Ended December 31, 2013
All Amounts are in U.S. Dollars

	Jan - Dec 13
Revenues	
Commissions	14,075
Total Revenue	
Expenses	
Professional Fees	5,580
Regulatory Fees	2,473
Other Expenses	9,219
Total Expense	17,272
Net Income	(3,197)

The accompanying notes are an integral part of these financial statements.

Shelter Bay Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013
All Amounts are in U.S. Dollars

	12/31/2013
Balance at Beginning of Year	36,231
Capital Contributions	0
Capital Withdrawals	(12,000)
Net Income	(3,197)
Balance at December 31, 2013	21,034

The accompanying notes are an integral part of these financial statements.

Shelter Bay Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013
All Amounts are in U.S. Dollars

Cash Flows from Operating Activities	
Net Income	(3,197)
Decrease in Commissions Receivable	38,926
Decrease in Accrued Liabilities	(4,886)
Decrease in Prepaid Expenses	3,680
Net Cash Provided by Operating Activities	34,523
Cash Flows from Financing Activities	
Member Withdrawals	(12,000)
Net Cash Used in Financing Activities	(12,000)
Increase (Decrease) in Cash	22,523
Cash at Beginning of Year	0
Cash at End of Year	22,523

The accompanying notes are an integral part of these financial statements.

Shelter Bay Securities, LLC
Notes to Financial Statements
December 31, 2013

1. Organization and Nature of Business

Shelter Bay Securities, LLC (hereinafter referred to as "the Company") was formed as a Rhode Island Limited Liability Company on April 22, 2004, and commenced operations on August 30, 2004. The Company has a single member (owner) who operates the Company's day to day business activities. The Company relocated to Naples, Florida in 2011 and operated exclusively in Florida since that time. The Company registered in Florida in 2011.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority. The Company is not registered as a specialist on any national securities exchange.

The Company earns commissions from certain issuers of limited partnership interests with which the Company has a contractual agreement relating to the sales of such limited investment partnership interests by the Company to qualified investors. The Company's revenue from such transactions is generally a percentage of the amount of net assets invested by its customers in such limited partnerships. Income is recognized as earned.

2. Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Basis of Presentation

The books of the Company are kept on the accrual basis. The Company is engaged in a single line of business as a securities broker-dealer, and the services of the Company have been limited to generating commissions from the sale of limited investment partnership interests on behalf of certain companies with which the Company has a contractual agreement.

Securities Transactions

The Company has not entered into any securities or commodities transactions. The Company sells limited partnership interests, but the customer funds are paid directly to the issuer, not to the Company.

Resale and Repurchase Agreements

The Company has not entered into any transactions involving the purchase of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos).

Securities-Lending Activities

The Company has not entered into any securities borrowed and securities loaned transactions.

Investment Banking

The Company does not act as an underwriter or agent in investment banking transactions.

Commission Income

The Company earns commissions from certain issuers of limited investment partnership interests which with the Company has a contractual agreement relating to the sales of such limited investment partnership interests. The Company is entitled to such commission income as long as the customer retains an interest in the investment partnership. Income is recognized as earned. For the year ended December 31, 2013, the commission income was earned from two such issuers. Two of the Company's contracting parties ceased operations in 2012 and will not conduct business going forward, including the Company's largest contractual partner.

Income Taxes

The Company is a limited liability company. It is not subject to federal income taxes and passes its income and losses through to its member. As the Company has a single member (owner), it is disregarded for federal income tax purposes and an income tax return is not filed for the Company. The Company's profits and losses are reported on the tax return of the single owner as if the Company was a sole proprietorship.

Depreciation

There is no allowance for depreciation in the financial statements as the Company owned no depreciable fixed assets during the year ended December 31, 2013.

Accrued Expenses and Other Liabilities

The Company's financial statements include certain accrued expenses that are fixed and determinable at December 31, 2013. Such accruals are reflected in the Statement of Financial Condition in the current liability section.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has included all cash under the term "Cash" in the amount of $22,523. No other cash equivalents were held by the Company at December 31, 2013.

3. Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission pursuant to Section (k)(2)(i) of that Rule which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2013, the Company carried no margin accounts, did not hold or possess any customer funds and did not sell or execute any trades in securities. Therefore, no cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Clearing through Another Broker-Dealer

The Company has not cleared any proprietary or customer transactions through another broker-dealer. No amount payable to a clearing broker is provided as a result.

5. Receivable from and Payable to Customers

The Company does not hold any securities owned by customers as collateral for receivables, and does not have any receivable from or payable to customers.

6. Retirement Plan

The Company has a 401(k)-Profit Sharing Plan and a Defined Benefit Plan to cover the Member (owner) and the Company's employees. The Company had no employees in 2013. Under the 401(k) plan, participants can elect to contribute an amount of their compensation, up to a statutorily determined limit, to the plan. No contributions were made to the 401(k) plan in 2013 for the Member.. The Plan also has a Profit Sharing Plan component and a Defined Benefit Plan. The Company made no 2013 contribution to the Profit Sharing plan. The Company froze its Defined Benefit Plan and therefore owed no contribution to the plan for 2013, nor will it owe contributions for future years until the Defined Benefit plan is unfrozen.

7. Scheduled Withdrawals

There were no scheduled withdrawals from the Company as of December 31, 2013.

8.Related Parties

The Company has no due to or due from related parties

9. Financial Instruments

No derivative financial instruments (futures, options, swaps, etc.) have been traded or entered into on behalf of the customers.

10. Financial Instruments with Off Balance Sheet Risk

The Company has not entered into transactions involving derivatives and other off balance sheet financial instruments.

The Company did not enter into certain other transactions which, in accordance with industry practice, would not be recorded on the Statement of Financial Condition, such as commitments to enter into future resale and repurchase agreements.

Further, the Company has not extended credit to its customers in marginal transactions, and has no secured financing (such as bank loans, or securities loaned) which might require it to pledge collateral in support thereof.

11. Quantitive Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2013, the gross contractual or notional amounts of derivative financial instruments used for trading purposes was zero.

The fair value of derivative financial instruments held or issued for trading purposes as of December 31, 2013 was zero, and the average monthly fair value of the instruments for the year ended December 31, 2013 was zero.

Further, the Company has not entered into derivative contracts to economically hedge exposures or to modify the characteristics of financial instruments or transactions.

12. Commitments and Contingent Liabilities

The Company has no material contingent liabilities as of December 31, 2013.

The Company has agreements with various parties relating to the sale of certain limited partnership interests. These contracts are generally cancelable by either party with a specified number of days (generally 30 days) notice. In the event that the contracts are cancelled, the Company would continue to be entitled to receive commissions relating to any investment by investors who have subscribed to such limited partnerships through the Company.

The Company is not obligated under any operating leases.

Rent expense for 2013 was zero because the Company is utilizing facilities provided by the Company's single member (owner). For the year ended December 31, 2013, the Member did not charge any rent for these premises as the Member did not incur any additional costs for the Company's use of the facilities and the premises are not and will not be offered for rent to outside parties in the ordinary course of business.

The Company is not involved either as a plaintiff or as a defendant, in any litigation as of December 31, 2013.

The Company has determined that these commitments do not meet the definition of a derivative as defined by FASB Statement No. 133 as amended.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. On April 29, 2013, the Firm was notified, as a result of a FINRA Examination, of a change in the FINRA interpretation of accounting policies that the firm has followed and FINRA had approved in past years. A reconciliation of net capital per this report to net capital per the FOCUS report is also included in the supplemental information.

14. Income Taxes

The Company is a limited liability company. It is not subject to federal income taxes. As the Company has a single member (owner), it is disregarded for federal income tax purposes and a return is not filed for the Company. The Company's profits and losses are reported on the tax return of the single owner, as if the Company was a sole proprietorship.

15. Collateral

The Company has not pledged any amounts as collateral. Therefore, there are no amounts pledged as collateral which are not reclassified and reported separately in the financial statements at December 31, 2013.

16. Credit Risk

The Company has not engaged in transactions with counterparties in which the counterparty is clearing a transaction. However, the Company is a party to certain contracts in which the Company is entitled to a commission based on the amount of net funds its customers have invested in limited investment partnerships offered by the other party. In the event that such other parties do not fulfill their obligations, the Company may be exposed to risk, including risk of losing accrued but unpaid commissions. The amount of risk depends on the creditworthiness of the other party. It is the Company's policy to review, as necessary, the credit standing of each party with which it deals.

17. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), requires that the valuation method used to value the Company's assets be disclosed. The Statement provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (level one measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets, such as the New York stock exchange.

Level 2
Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

See the attached statement.

18. <u>Subsequent Events</u>

No distributions or contributions to capital were made in January, 2014.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2013

Schedule I
Shelter Bay Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2013

Net Capital	
Total Members Capital	21,034
Deduct capital not allowable for net capital	0
Total members capital qualified for net capital	0
Add:	
Subordinated borrowings allowable in computation of net capital	0
Total capital and subordinated borrowings	21,034
Deductions and/or charges:	
Nonallowable assets	0
Net capital before haircuts on securities positions (tentative net capital)	21,034
Haircuts on securities	0
Net capital	21,034
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses	21,034
Items not included in statement of financial condition	0
Total aggregate indebtedness	21,034

Computation of basic net capital requirement	
6 2/3% of liabilities	99
Minimum net capital required for Company	5,000
Net Capital Requirement	5,000
Excess net capital	16,034
Excess net capital at 120% of minimum	15,034
Ratio of Aggregate indebtedness to net capital	7.08%

The percentage is lower than the ceiling imposed by Rule 15c3-1

Reconciliation of FOCUS Report to Audit Report

Reconciliation with company's computation (included in Part IIA of Form X- 1 7A-5 as of December 31, 2013)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$21,034
Audit adjustments to record items of income and expense omitted from FOCUS report:	none
Adjusted Capital	$21,034

Shelter Bay Securities, LLC
Year Ended December 31, 2013
Statement of Exemption under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under section (k)(2)(i) of that Rule, which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2013, the Company carried no margin accounts, did not hold or process any customer funds and did not sell or execute any trades in securities in which it held customer funds or securities.

The statements relating to Rule 1 5c3-3 are therefore not completed.

Shelter Bay Securities, LLC
Computation of alternative net capital requirement
2 percent of aggregate debit items (or $250 if greater)
As shown in formula for reserve requirements pursuant
To Rule 15c3-3 prepared as of date of net capital computation

The Company is exempt from Rule 15c3-3 under section (k)(2)(i) of that Rule, which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2013, the Company carried no margin accounts, did not hold or process any customer funds and did not sell or execute any trades in securities in which it held customer funds or securities.

Therefore, this schedule is not applicable.

Schedule II
Shelter Bay Securities, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 under section (k)(2)(i) of that Rule, which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2013, the Company carried no margin accounts, did not hold or process any customer funds and did not sell or execute any trades in securities in which it held customer funds or securities.

Therefore, this schedule is not applicable.

Schedule III
Shelter Bay Securities, LLC
Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

The Company is exempt from Rule 15c3-3 under section (k)(2)(i) of that Rule, which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2013, the Company carried no margin accounts, did not hold or process any customer funds and did not sell or execute any trades in securities in which it held customer funds or securities.

Therefore, this schedule is not applicable.

Schedule IV

Shelter Bay Securities, LLC

Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2013

The Company does not trade or sell regulated commodity futures or options, does not hold customer funds, and does not hold customers' securities and cash. This schedule is not applicable as there is no data to report.

Independent Accountants' Report on Applying Agreed-Upon

Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Shelter Bay Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments , "Transitional Assessment Reconciliation, Form SIPC-7T," to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Shelter Bay Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating Shelter Bay Securities, LLC's compliance with the applicable instructions of the "Transitional Assessment Reconciliation, Form SIPC-7T." Shelter Bay Securities, LLC's management is responsible for Shelter Bay Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries;

$11.00	July, 2013
$24.00	January, 2014

2. Compared the Total Revenue amounts of the audited Form X- 1 7A-5 for the year ended December 31, 2013;

Total Revenue per 2013 FOCUS Reports for all 4 quarters	14,075

Audit Adjustment to Revenue	0
Total Revenue, as adjusted	14,075

The amounts have been compared with the amounts reported in Form SIPC-7T for the year ended December 31, 2013 noting no difference --

January 1 to December 31, 2013	14,075

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules supporting the adjustments (there were no adjustments), noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James Delahunt and Associates

February 23, 2014

Shelter Bay Securities, LLC
FAS 157 Supplemental information
For the Year Ended December 31, 2013
All Amounts are in U.S. Dollars

Assets

	Total 12/31/2013	Level I Items	Level II Items	Level III Items
Cash	22,523	22,523	0	0
Total Assets	22,523	22,523	0	0
Liabilities				
Accrued Expenses	1,489	0	0	1,489